Ecopetrol S.A. discloses a letter from Amilcar Acosta, Independent Director

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) received a letter from Amilcar Acosta, an independent director, with regard to his resignation as the representative of the hydrocarbons producing provinces of Colombia in the Board of Directors. Mr. Acosta will remain as a non-independent director, pursuant to his appointment as Minister of Mines and Energy, replacing Mr. Federico Rengifo Velez, who will no longer serve in the Board of Directors. Mr. Acosta will cease to serve on the Company’s audit committee.

The unofficial English translation of the letter is as follows:

Bogota D.C., September 11, 2013

Messrs.

Board of Directors of Ecopetrol

Bogota D.C.

Dear Directors:

Due to my appointment as Minister of Mines and Energy by the President of Colombia, I submit my resignation as a member of the Board of Directors of Ecopetrol S.A. acting as the representative of the Colombian hydrocarbon producing provinces.

This is the time to express my interest to continue working with you from the Ministry in the same way as in the last four years in the Board of Directors of Ecopetrol.

This is the appropriate time to thank you for the trust that you placed in me. I remain as your friend and servant.

Sincerely,

AMILCAR ACOSTA MEDINA

Bogotá, September 25, 2013

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

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